UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of registrant as Specified in Its Charter)

Smedland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 1.01                                           Entry into a Material Definitive Agreement

On September 6, 2018, Zealand Pharma A/S (the “Company”), two of its wholly-owned Danish subsidiaries (the “Sellers,” and, together with the Company, the “Seller Group”) and Royalty Pharma Investments ICAV, an Irish Collective Asset-Management Vehicle (the “Purchaser”), entered into a purchase and sale agreement (the “Agreement”).

The Agreement provides that the Sellers will sell to the Purchaser their respective rights to receive milestone payments and royalties in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018, payable under the Company’s license agreement, dated June 24, 2003, with Sanofi, as amended. The Purchaser will pay the Sellers a cash purchase price of $205 million at closing, and the Seller Group shall also remain eligible to receive payments from Sanofi of up to $15 million, expected in 2020.

The Agreement (i) contains various representations and warranties, covenants, indemnification obligations and other provisions customary for monetization transactions of this nature, and (ii) contemplates that the transaction will close on September 17, 2018, or if later, one business day after the satisfaction or waiver of customary closing conditions, and provides a “drop dead date” of October 31, 2018.

The foregoing description of the material terms of the Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

Item 8.01                                           Other Events

On September 6, 2018, the Company issued a company announcement, announcing execution of the Agreement and the matters described in Item 1.01.  A copy of the company announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in Exhibit 99.1 of this report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Item 9.01                                           Exhibits

Number	Description

99.1	Company announcement dated September 6, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

Date: September 6, 2018	By:	/s/ Mats Blom
		Name:	Mats Blom
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated September 6, 2018